Exhibit 77(d)

                  Policies With Respect to Security Investments

1. Effective October 9, 2006, the name of ING Precious Metals Fund was changed to ING Global Natural Resources Fund. In addition, the strategy was changed from investing 80% of the Fund's assets in precious metals and securities related to precious metals to investing 80% of its assets in equity securities of companies in the natural resources industries located in a number of different countries, one of which may be the U.S. The Fund was also given the ability to invest in companies not engaged in the production of commodities, investment-grade corporate debt, U.S. government or foreign obligations, money market instruments, depositary receipts, structured notes whose value is linked to the price of a hard asset commodity or commodity index, repurchase agreements, derivatives, and commodities including gold bullion and coins. The Fund may also engage in short sales.